Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

GlobalSCAPE, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock, par value $0.001 per share (“Common Stock”). The following is a summary of the material terms of the Common Stock. This summary is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), and Amended and Restated Bylaws, as amended (the “Bylaws”), which are incorporated herein by reference as Exhibits 3.1, 3.2 and 3.3 to the Company’s Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Charter, the Bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Description of Common Stock

Authorized Capital Stock

Under our Charter, the total number of shares of all classes of stock that we have authority to issue is 50,000,000, consisting of 40,000,000 shares of our Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of February 28, 2020, there were 18,709,064 shares of Common Stock outstanding.

Common Stock

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock are entitled to receive such dividends, if any, as may from time to time be declared by our Board of Directors out of funds legally available therefor. Under the terms of our credit facility, we may declare and pay dividends with respect to our Common Stock payable in additional shares of Common Stock or, subject to certain limitations under our credit facility, in cash. Under our Charter, holders of Common Stock are entitled to one vote per share, and are entitled to vote upon such matters and in such manner as may be provided by law. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to liquidation, holders of Common Stock, upon the liquidation, dissolution or winding up of the Company, are entitled to share equally and ratably in the assets of the Company. The outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of preferred stock that the Company may authorize and issue in the future.

Stock Exchange Listing

The Common Stock is listed on the NYSE American under the trading symbol “GSB”.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.